RMS

18004977

SEC Processing Section FEB 28 2018 Washington DC 408

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48020 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Voya Investments Distributor, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

| Windsor | CT | 06095 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Caldwell — 480-477-2147
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

| 55 IVAN ALLEN JR BLVD, SUITE 1000 | ATLANTA | GA | 30308 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

ED

## OATH OR AFFIRMATION

I, Peter Caldwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Voya Investments Distributor, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Peter E Caldwell

Signature

Financial Operations Principal

Title

Diane M. Mason

Notary Public

DIANE M. MASON
Notary Public - State of Arizona
MARICOPA COUNTY
My Commission Expires
July 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Voya Investments Distributor, LLC
## Statement of Financial Condition
## December 31, 2017

**Contents**

Ernst & Young, LLP
Suite 1000
55 Ivan Allen Jr Blvd
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Building a better working world

## Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Voya Investments Distributor, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Voya Investments Distributor, LLC (the Company) as of December 31, 2017, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017 in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young

We have served as the Company's auditor since 2001.
Atlanta, GA
February 27, 2018

# Voya Investments Distributor, LLC
## Statement of Financial Condition
## December 31, 2017

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 38,000,552 |
| Accounts receivable | | 15,638,291 |
| Prepaid expenses | | 574,697 |
| Receivables from affiliates | | 2,921 |
| Deferred acquisition cost, net of amortization | | 1,392,369 |
| Other assets | | 9,823 |
| Total assets | $ | 55,618,653 |
| | | |
| **Liabilities and member's equity** | | |
| Liabilities: | | |
| Commissions and concessions payable | $ | 15,297,442 |
| Accounts payable and other accrued liabilities | | 1,432,268 |
| Payables to affiliates | | 5,080,332 |
| Other liabilities | | 7,363,208 |
| Total liabilities | | 29,173,250 |
| | | |
| Total member's equity | | 26,445,403 |
| Total liabilities and member's equity | $ | 55,618,653 |

*The accompanying notes are an integral part of this financial statement.*

## 1. Nature of Business and Ownership

Voya Investments Distributor, LLC (the "Company") is owned by its primary member, Voya Funds Services, LLC ("Member" or "Parent") which is a wholly-owned subsidiary of Voya Capital, LLC ("Voya Capital"). Voya Capital is a wholly-owned subsidiary of Voya Investment Management LLC ("VIM"). VIM is a wholly-owned subsidiary of Voya Holdings, Inc. ("Voya Holdings"), and ultimately of Voya Financial, Inc.

The Company is engaged primarily in the marketing and distribution of mutual funds and variable products but may also distribute 529 Plans, hedge funds, real estate investment trusts, collective investment trusts, private placements and privately negotiated transactions. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is the principal underwriter and distributor for mutual funds which are managed by ING U.S., Inc. affiliates.

Prior to May 2013, Voya Financial, Inc., together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc., completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings. ING Group continues to hold certain warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

On December 20, 2017, Voya Financial, Inc. entered into a Master Transaction Agreement ("MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd ("Athene"), pursuant to which VA Capital will acquire two of Voya Financial, Inc.'s subsidiaries, Voya Insurance and Annuity Company ("VIAC") and Directed Services, LLC ("DSL"). This transaction is expected to close during the second quarter of 2018 and will result in the disposition of substantially all of Voya Financial, Inc.'s Closed Block Variable Annuity ("CBVA") and fixed and fixed indexed annuity businesses.

## 2. Summary of Significant Accounting Policies

*Basis of Presentation*

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

*Use of Estimates*

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

*Accounts Receivable*

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

*Revenue Recognition - Distribution Fees and Commissions Related to Affiliated Mutual Funds*

The Company serves as the principal distributor for proprietary mutual funds. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company receives distribution fees from the funds ranging from 0.25% to 1.00% on an annual basis of the respective funds' net assets. Distribution fees and commissions pursuant to the related distribution plan agreements are accrued as earned. Such distribution fees receivable is a component of accounts receivable in the accompanying Statement of Financial Condition and amounted to $14,657,767 at December 31, 2017. Also under Rule 12b-1, the Company makes ongoing payments on a monthly and quarterly basis to authorized dealers for distribution and shareholder servicing at annual rates ranging from 0.25% to 1.00% of the fund's average daily net assets. Distribution and shareholder service fees payable at December 31, 2017 were $14,570,057. In 2017, due to the economic environment, the Company has waived distribution fees associated with certain money market funds.

*529 Distribution Revenue*

The Company serves as the distributor of the advisor sold 529 plan for the Wisconsin College Savings Plan under a subcontract agreement with the program manager TIAA-CREF Tuition Financing Inc. (TFI). The Company also serves as a distributor of the advisor sold 529 plan for the Iowa Educational Savings Plan. As distributor, the Company receives distribution fees from the 529 investment options ranging from 0.25% to 1.00%, on an annual basis of the respective investment options net asset. Distribution fees receivable is a component of accounts receivable in the accompanying Statement of Financial Condition and amounted to $872,764 at December 31, 2017. Under selling agreements with authorized dealers, the Company makes ongoing payments on a monthly basis for distribution and service fees at annual rates ranging from 0.25% to 1.00% of the option's average daily net assets. Distribution and service fees payable at December 31, 2017 were $727,385.

*Other Revenue*

The Company earns an underwriting fee on the sale of certain shares sold with an upfront load as well as a contingent deferred sales charge ("CDSC") upon the redemption of certain shares sold within a specified period following the purchase. Both of these fees are paid by the shareholder. Receivables of $107,760, representing underwriting fees, were accrued for as a receivable at December 31, 2017, which is included in accounts receivable on the Statement of Financial Condition. These fees are recognized at the time of the shareholder purchase or redemption.

*Liabilities Subordinated to the Claims of General Creditors*

At December 31, 2017 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

*Subsequent Events*

The Company has evaluated subsequent events for recognition and disclosure through the date the Statement of Financial Condition was issued.

*Future Adoption of Accounting Pronouncements*

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.

The provisions of ASU 2014-09 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted as of January 1, 2017. Initial adoption of ASU 2014-09 is required to be reported using either a retrospective or modified retrospective approach.

The Company plans to adopt ASU 2014-09 on January 1, 2018 on a modified retrospective basis. The Company does not currently expect the adoption of this guidance to have a material impact; however, finalization of implementation efforts will continue into the first quarter of 2018.

## 3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of Voya Financial, Inc. and Subsidiaries whether or not an actual cash distribution is made during its taxable year. As such, no federal income taxes are reflected for the year ended December 31, 2017. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at Voya Holdings Inc. due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

Voya Financial, Inc. return is currently under audit by the Internal Revenue Service ("IRS"), and it is expected that the examination of tax year 2016 will be finalized within the next twelve months. Voya Financial, Inc. and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2016 through 2018.

## 4. Deferred Acquisition Costs

Acquisition costs, principally commissions paid to authorized broker-dealers, are deferred for certain products. Deferred acquisition costs are amortized over the estimated lives of the related products or in the period in which a contingent deferred sales charge ("CDSC") is applied when the client's investment is redeemed.

The Company is entitled to CDSC, which is imposed upon the redemption of Class A and Class C shares of the funds. Such charges (excluding the Senior Income Fund Class A) are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million ($500,000 or more for Voya Short Term Bond Fund) if the shares are redeemed within 18 months of purchase at a rate of 1% CDSC (0.5% CDSC for Voya Short Term Bond Fund) if purchase prior to May 1, 2017. All Class A Fixed Income Funds charge 1% for purchases over $500,000 when redeemed within 6 months if purchased on May 1, 2017 or after. CDSC for Class C shares is imposed at a rate of 1% of the lesser of current or original price for one year.

The Senior Income Class A Early Withdrawal charge of 1% is paid by the redeeming shareholder and is imposed on Class A shares for purchases over $1 million if the shares are repurchased by the Fund within one year of the shareholder's purchase prior to May 1, 2017 and 1% for purchases over $500,000 when redeemed within 6 months if purchased on May 1, 2017 or after.

For 529 Plan option shares, the Company is entitled to a CDSC, which is imposed upon the redemption of Class A, Class AR, Class C and Class C1 shares. Such charges are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if the shares are redeemed within 18 months of purchase at a rate of 1% of the lessor of current or original purchase price. Charges on redemptions of Class AR and Class C shares within 1 year of purchase amount to 1% of the lessor of current or original purchase price. Charges on redemptions of Class C1 within 1 year of purchase amount to 0.5% of the lessor of current or original purchase price.

The Company periodically analyzes the recoverability of its deferred acquisition costs by a comparison to the net cash flows to be received. If necessary, a valuation allowance is recorded to reflect the difference between the carrying amount and the estimated fair value. At December 31, 2017, no impairment was recorded.

### 5. Related-Party Transactions

The Company distributes mutual funds and variable products through its insurance and other affiliates. As the distributor for these products, the Company receives distribution and shareholder service fees from the funds and variable products which are paid to the affiliated companies by the Company upon receipt from the proprietary funds.

The Company participates in administrative service agreements with affiliated companies and Voya for general business, administrative, and management services provided by the affiliated companies to the Company.

The amount of revenue earned from affiliates may not be reflective of revenues that could have been earned on similar levels of activity with unrelated third-parties. Similarly, the expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

Throughout the year ended December 31, 2017, the Company received capital contributions from its Parent in order to maintain regulatory capital requirements in the form of cash contributions.

### 6. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation plans) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2017, and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

### 7. Contingencies

The Company is from time to time party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and

inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2017, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

## 8. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Securities owned of $28,036,709 are included in cash and cash equivalents, primarily represent money market funds in cash equivalents and short-term investments and are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820.

There have been no transfers between levels for the year ended December 31, 2017.

## 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2017, the Company had net capital of $7,995,028 which was $6,050,144 in excess of its required net capital of $1,944,884. The Company's ratio of aggregate indebtedness to net capital at December 31, 2017 was 3.65 to 1.